Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Cynthia Beyea Partner Cynthia.Beyea@dechert.com +1 202 261 3447 Direct +1 202 261 3333 Fax

November 7, 2025

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Raymond Be

Re: USCF ETF Trust; File Nos.: 333-196273, 811-22930

Dear Mr. Be:

On August 13, 2025, USCF ETF Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 213 to its registration statement on Form N-1A (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register shares of a new series of the Trust, the USCF Oil Plus Bitcoin Strategy Fund (the “Fund”). This letter responds to comments from the staff of the SEC (the “Staff”) that you conveyed to Cornelius Haggerty and Vince Nguyen telephonically on September 29, 2025. The Trust has considered your comments and has authorized us to make the responses and changes discussed below on its behalf.

Please find below a reiteration of your comments and the Trust’s responses. Terms not defined herein have the meanings ascribed to them in the Fund’s prospectus and statement of additional information (“SAI”).

PROSPECTUS

Principal Investment Strategies of the Fund

1.	Comment: In an appropriate location near the disclosure regarding the Fund having notional exposure to each of the Oil Strategy and the Bitcoin Strategy representing approximately 100% of the Fund’s net assets, please disclose that the Adviser reallocates the Fund’s portfolio holdings daily to seek to maintain a balanced notional exposure between the Oil Strategy and the Bitcoin Strategy.

Response: The disclosure has been revised in response to this comment.

2.	Comment: Please supplementally confirm whether the Fund’s daily reallocation of its portfolio holdings is intended to mitigate potential compounding effect.

Response: The Fund hereby supplementally confirms that the Adviser will reallocate the Fund’s portfolio holdings daily (the “daily reset”) to maintain a balanced notional exposure between the Oil Strategy and the Bitcoin Strategy on any given day in order to mitigate any potential compounding effect. Absent the daily reset, the Fund’s notional exposure to each strategy would reflect the strategy’s prior performance, compounding previous gains or losses, and therefore could diverge significantly from the notional exposure to the remaining strategy. The daily reset is thus intended to preserve the Fund’s design as an investment product generally providing equal exposure to the performance of the crude oil markets and bitcoin.

3.	Comment: In the “Bitcoin Strategy” disclosure, please clarify that the Fund will invest in these instruments through the Subsidiary.

Response: The disclosure has been revised in response to this comment.

4.	Comment: With respect to the Subsidiary:

a.	Please supplementally acknowledge that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

b.	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

c.	Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder.

d.	To the extent that the Subsidiary is a foreign corporation, please confirm supplementally that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

e.	If the Subsidiary will be “wholly-owned” by the Fund, please confirm supplementally that the Subsidiary’s management fee (including any performance fee), if any, will be included in the “Management Fees” line item in the Fund’s fee table, and that the Subsidiary’s expenses will be included in the “Other Expenses” line item in the Fund’s fee table.

Response: The Fund hereby confirms the following:

a.	Any investment advisory agreement between the Subsidiary and its investment adviser will be included as an exhibit to the Fund’s registration statement.

b.	The financial statements of the Subsidiary will be consolidated with those of the Fund.

c.	The Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

d.	The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

e.	The Subsidiary’s management fee (including any performance fee), if any, will be included in the “Management Fees” line item in the Fund’s fee table, and the Subsidiary’s expenses will be included in the “Other Expenses” line item in the Fund’s fee table.

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If you have any questions, please feel free to contact me at (202) 261-3447.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

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